Seward & Kissel LLP

901 K Street, NW

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Washington, DC 20001

Telephone: (202) 737-8833

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www.sewkis.com

August 16, 2021

Ms. Karen L. Rossotto

Ms. Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Litman Gregory Funds Trust

Registration Statement on Form N-14

File No. 333-257957

Dear Mses. Rossotto and Fettig:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the registration statement filed on Form N-14 (the “Registration Statement”) for Litman Gregory Funds Trust (the “Registrant”) on behalf of iM Dolan McEniry Corporate Bond Fund, iM DBi Managed Futures Strategy ETF and iM DBi Hedge Strategy ETF (each an “Acquiring Fund”). The Registration Statement, which was filed with the SEC on July 16, 2021, relates to the reorganization of iM Dolan McEniry Corporate Bond Fund, iM DBi Managed Futures Strategy ETF and iM DBi Hedge Strategy ETF, each a series of Manager Directed Portfolios (each a “Target Fund”), into the corresponding Acquiring Fund (the “Reorganization”).

You provided separately the Staff’s comments to me by telephone on August 9, 2021 and August 11, 2021. Defined terms used herein are as defined in the Registration Statement. Responses to each of the Staff’s comments are set forth below. Changes referenced will be reflected in a Rule 497 filing.

Cover Letter

Comment 1:

In light of references to a virtual meeting in the Registration Statement, please confirm supplementally that the virtual Meeting is permissible under applicable state law and the Target Trust’s governing documents.

Response:	The Target Trust has indicated it has reviewed applicable state law and its governing documents to confirm that a virtual meeting is permissible.

Comment 2:	Clearly state that the Target Trust’s Board of Trustees has approved each Reorganization.

Response:	The Proxy Statement/Prospectus will be revised as requested in response to this comment.

Comment 3:	Clearly state that iM Global proposed the Reorganizations in connection with its recent acquisition of Litman Gregory Asset Management, LLC.

Response:	The Proxy Statement/Prospectus will be revised as requested in response to this comment.

Comment 4:	Explain supplementally the timing requirements for the Meeting under applicable law and whether the timeline complies with such requirements.

Response:

The Delaware Statutory Trust Act generally leaves it to the governing instrument to establish the provisions relating to shareholder meetings, including with respect to the notice of time, place or purpose of meetings. The Target Trust’s Bylaws provide that written notice of any meeting shall be given by the Trustees to each shareholder entitled to vote at such meeting not less than seven (7) days before the date of the meeting. The Target Funds’ Board of Trustees has established a meeting date of September 15, 2021. The Registration Statement becomes automatically effective on August 18, 2021, and the Proxy Statement/Prospectus, which includes a Notice of Meeting, will be printed and mailed to shareholders shortly thereafter. This timeline complies with the aforementioned shareholder meeting requirements.

Comment 5:

Further explain in the cover letter or elsewhere in the Proxy Statement/Prospectus how the Reorganizations will increase distribution opportunities for the Funds and enhance marketing and shareholder support capabilities.

Response:	The section “Summary of Key Information” will be revised in response to this comment.

Summary of Key Information

Comment 6:

The principal investment strategies and principal risks of the Target Funds and the corresponding Acquiring Funds are described as substantially similar in the Prospectus/Proxy Statement, but the differences between the principal investment strategies and principal risks are not disclosed and should be described.

Response:

The only differences in the principal investment strategies and principal risks between the Target Funds and the corresponding shell Acquiring Funds are non-substantive wording differences in the disclosure of their respective offering documents. The Target Funds and the Acquiring Funds have the same principal investment strategies and principal risks, and the Acquiring Funds will be managed in the same manner as the Target Funds. The Prospectus/Proxy Statement will be revised in response to this comment.

Comment 7:

The disclosure indicates that the same advisory personnel and portfolio managers providing services to the Target Funds will provide those same services to the Acquiring Funds, but the disclosure also references a “transitional period” after the Reorganizations during which advisory personnel of iM Global will provide the same services. If there is a planned change in personnel providing services to the Target Funds, that change should be disclosed.

Response:

No change in personnel providing services to the Target Funds is planned. The “transitional period” and the status of iM Global personnel that will provide services to the Acquiring Funds relate to corporate structuring matters stemming from the sale of Litman Gregory to iM Global and are not intended to signal a change in the investment oversight of the Acquiring Funds. The Prospectus/Proxy Statement will be revised for clarity in response to this comment.

Additional Information About the Funds

Comment 8:

Under “Comparison of Fund Fees and Expenses,” footnote 3 to the Fee Table for iM Dolan McEniry Corporate Bond Fund references a contractual expense limitation for the Fund, which includes an exclusion for “expenses incurred in connection with any merger or reorganization.” The Proxy Statement/Prospectus states that iM Global will pay all of the costs of each Reorganization. Please confirm that iM Global will pay such expenses, and that the aforementioned expense limitation does not affect this commitment.

Response:

Registrant confirms that iM Global will pay all of the costs of the Reorganizations, as indicated in the Proxy Statement/Prospectus, and that the expense limitation for iM Dolan McEniry Corporate Bond Fund does not affect this commitment.

Comment 9:

Under “Comparison of Fund Fees and Expenses,” please review the disclosures for the contractual expense limitations for the Funds and ensure that they are consistent with the corresponding disclosures in the post-effective amendment registering the Acquiring Funds.

Response:	Registrant will ensure such disclosures are consistent.

Comments 10:

Under “Comparison of Fundamental Investment Restrictions,” for purposes of the concentration policy, it is the Staff’s view that a fund must consider the underlying investments of the investment companies in which a fund invests. Registrant should consider revising the disclosure of this concentration policy to align with the Staff’s view.

Response:

Registrant has considered this comment and notes that this disclosure reflects existing disclosure for the Target Funds, which will be liquidated as part of the Reorganization, and that the corresponding disclosure in the post-effective amendment registering the Acquiring Funds is consistent with the Staff’s view on this issue. The Proxy Statement/Prospectus will not be revised in response to this comment.

Comment 11:	Under “Comparison of Shareholder Rights,” please provide a plain English comparison of the material differences, particularly with respect to the disclosure in the comparison chart.

Response:	The Proxy Statement/Prospectus will be revised in response to this comment.

The Proposed Reorganizations

Comment 12:	Under “Board Considerations in Approving the Reorganizations,” please define the term “LGFA.”

Response:	The Proxy Statement/Prospectus will be revised in response to this comment.

Comment 13:	Under “Board Considerations in Approving the Reorganizations,” enhance the description regarding increased distribution opportunities and other benefits to shareholders.

Response:

The Proxy Statement/Prospectus will be revised in response to this comment. Furthermore, note that additional disclosure regarding this issue will be added to the Proxy Statement/Prospectus in response to Comment 5.

Comment 14:

In the sixth paragraph under “Board Considerations in Approving the Reorganizations,” the disclosure references the valuation procedures of the Target Funds and the Acquiring Funds. Disclose any material differences between the procedures of the Target Funds and the Acquiring Funds.

Response:	There are no such material differences, so the Proxy Statement/Prospectus will not be revised in response to this comment.

Voting Information

Comment 15:

Given the non-routine nature of the proposal for the Reorganizations, revise the disclosure that indicates broker non-votes will be treated as shares present for the Meeting and entitled to vote for purposes of determining a quorum. If this disclosure is appropriate, supplementally explain why.

Response:	The Proxy Statement/Prospectus will be revised in response to this comment.

ACCOUNTING COMMENTS

Prospectus/Proxy Statement

General

Comment 16:	Please include hyperlinks to any documents incorporated by reference.

Response:	Registrant confirms that the required hyperlinks will be included in a Rule 497 filing.

Comment 17:

Please confirm supplementally that any applicable future filings will include the required disclosure related to a change in independent accountants. Reference is made to IM-DCFO 1998-04, Change in Independent Public Accountants (December 30, 1998 and November 22, 2019).

Response:	Registrant confirms that any applicable future filings will include the required disclosure related to a change in independent accountants.

Comment 18:	Please confirm that no portfolio repositioning in a Target Fund will occur in connection with the Reorganization (before or after).

Response:	Registrant confirms that no repositioning in a Target Fund will occur in connection with the Reorganization (before or after).

Comment 19:

Disclose whether the Adviser will pay all of the costs of the Reorganizations, whether or not the Reorganizations are consummated. In addition, the Staff notes that Section 11.2 of the Reorganization Agreement refers to the payment of any brokerage or other transaction costs, if any, by the Funds. Confirm supplementally that such section will not apply to the Reorganizations, given the lack of portfolio repositioning in the Funds.

Response:

The Prospectus/Proxy Statement will be revised to indicate that the Adviser will pay all of the costs of the Reorganizations, whether or not the Reorganizations are consummated. Registrant confirms supplementally that Section 11.2 of the Reorganization Agreement will not apply to the

Reorganizations, given the lack of portfolio repositioning in the Funds in connection with the Reorganizations.

Additional Information About the Funds – Comparison of Fund Fees and Expenses

Comment 20:	For the Fee Table, please confirm supplementally that fees presented represent “current fees” in accordance with Item 3(a) of Form N-14.

Response:

The Fee Table shows expense data for the Target Funds and the Acquiring Funds, which each have a December 31 fiscal year end, for the period ended March 31, 2021. Pro forma expense information is based on data from the Target Funds and the Acquiring Funds for such period. Registrant believes that the fees presented in the Fee Table represent current fees, as required by Item 3(a) of Form N-14.

Comment 21:

For the Fee Table for iM Dolan McEniry Corporate Bond Fund, (gross) Total Annual Fund Operating Expenses for Institutional Shares – Target Corporate Bond Fund and Advisor Shares – Target Corporate Bond Fund are 1.15% and 1.55% respectively, while such expenses for Institutional Shares and Advisor Shares for iM Dolan McEniry Corporate Bond Fund are 1.35% and 1.79% respectively, as reflected in the Target Fund prospectus dated April 30, 2021 filed with the SEC in connection with the annual update of the Fund’s registration statement. Explain supplementally why gross fund operating expenses are materially higher in the prospectus filed in connection with the annual update.

Response:

There was a significant change in the Fund’s net average net assets (“ANA”) between the two relevant periods. The annual update of the Fund’s registration statement was based on the Fund’s most recent fiscal year (12-month period ended December 31, 2020), while the Form N-14 was based on the 12-month period ended March 31, 2021. The ANA during the annual period ended December 31, 2020, was approximately $36.8 million, while the ANA during the annual period ended March 31, 2021, was $49.8 million. All else being equal, the Fund’s expense ratios decreased due to the significant growth in the Fund’s asset level.

Comment 22:

With respect to the Fee Table for iM Dolan McEniry Corporate Bond Fund, explain supplementally why (gross) Total Annual Fund Operating Expenses for Institutional Shares and for Advisor Shares of the Target Corporate Bond Fund are the same for the Acquiring Corporate Bond Fund, given the change in Fund service providers.

Response:

The Fee Table shows expense data for the Target Funds and the Acquiring Funds for the period ended March 31, 2021. Pro forma expense information is based on data from the Target Funds and the Acquiring Funds for such period. Gross fund expenses are not expected to materially change, even with the change in Fund service providers. Gross fund expenses in the Fee Table have been reviewed and slightly revised.

Comment 23:

With respect to the Fee Table for iM Dolan McEniry Corporate Bond Fund, explain supplementally why Pro Forma Expenses for Acquiring Corporate Bond Fund are different than those disclosed in the post-effective amendment registering the Acquiring Fund filed with the SEC on June 4, 2021. The expenses disclosed for the Acquiring Fund in the Form N-14 and in the post-effective amendment should be the same.

Response:

The initial post-effective amendment filed for the Acquiring Corporate Bond Fund contained a Fee Table that included certain figures that were bracketed and not finalized. The next post-effective amendment filed under Rule 485(b) for the Fund (which will be filed prior to the effective date of the initial post-effective amendment) will include final numbers that correspond to those disclosed in the Form N-14.

Comment 24:

Footnote 1 to the Fee Table for iM Dolan McEniry Corporate Bond Fund suggests that acquired fund fees and expenses exceed one basis point. If acquired fund fees and expenses will be in excess of 0.01%, please include a separate line item in the Fee Table that reflects acquired fund fees and expenses. In addition, revise any figures in the Fee Table as necessary as a result of any such revised disclosure of acquired fund fees and expenses.

Response:	The Proxy Statement/Prospectus will be revised to include a separate line item for acquired fund fees and expenses in response to this comment.

Comment 25:	Please confirm supplementally that any waivers and/or reimbursements that are subject to recoupment for a Target Fund will not be carried over to the corresponding Acquiring Fund.

Response:	Registrant confirms supplementally that any waivers and/or reimbursements that are subject to recoupment for a Target Fund will not be carried over to the corresponding Acquiring Fund.

Comment 26:	In the table for the “Example” for iM Dolan McEniry Corporate Bond Fund, the parenthetical stating “if shares are not sold” is not necessary and should be deleted.

Response:	The Proxy Statement/Prospectus will be revised as requested in response to this comment.

Comment 27:	Please confirm supplementally that each of Acquiring Managed Futures Strategy ETF and Acquiring Hedge Strategy ETF will have the same unified management fee structure as the corresponding Target Fund.

Response:	Registrant confirms that each of Acquiring Managed Futures Strategy ETF and Acquiring Hedge Strategy ETF will have the same unified management fee structure as the corresponding Target Fund.

Additional Information About the Funds – Comparison of Principal Investment Strategies; Additional Information About the Funds – Comparison of Principal Risks of Investing in the Funds;

The Proposed Reorganizations

Comment 28:

Under “Terms of the Reorganization Agreement,” the third paragraph states that Target Fund shareholders will own the same class of shares of the Acquiring Fund, but Target Corporate Bond Fund and Acquiring Corporate Bond Fund do not have the same exact classes.

Response:

As indicated earlier in the Prospectus/Proxy Statement, Advisor Shares of Target Corporate Bond Fund will be exchanged for Investor Class shares of Acquiring Corporate Bond Fund. This section of the Prospectus/Proxy Statement will be revised in response to this comment.

Comment 29:

In the sixth paragraph under “Board Considerations in Approving the Reorganizations,” the description of the valuation methodology of the Acquiring Fund shares should more closely match the description referenced in the Reorganization Agreement as described earlier under “The Proposed Reorganizations – Terms of the Reorganization Agreement.”

Response:	The Proxy Statement/Prospectus will be revised as requested in response to this comment.

Comment 30:	Under “Costs of the Reorganizations,” disclose whether the iM Global will pay all of the costs of the Reorganizations, whether or not the Reorganizations are consummated.

Response:	The Proxy Statement/Prospectus will be revised to indicate that the iM Global will pay all of the costs of the Reorganizations, whether or not the Reorganizations are consummated.

Other Matters

Comment 31:	Under “Financial Highlights,” include dates for the references to the Funds’ Financial Highlights.

Response:	The Proxy Statement/Prospectus will be revised as requested in response to this comment.

Statement of Additional Information

Comment 32:	Please include hyperlinks to any documents incorporated by reference.

Response:	Registrant confirms that the required hyperlinks will be included in a Rule 497 filing.

*            *             *

If you have any additional comments or questions, please contact the undersigned at (202) 661-7196.

Sincerely,

/s/ Lancelot A. King

Lancelot A. King

cc:    John Coughlan, Litman Gregory